Stock Option Amendment Program March 2010 Exhibit (a)(1)(G)

What is it?
One time stock option amendment
Allows employees to have certain options
amended
You will receive fewer new options but at an
exercise price equal to the greater of US$1.00 or
our closing price (BMJ) plus 7% on the
expiration date of the offer (expected to be
April 16, 2010)
Amended options will have a new ten-year term

What is it? (cont.)
What is it? (cont.)
Amended options will be subject to
different terms in the event of a Change in
Control or a Going-Private Transaction, or
a liquidation or dissolution of Birks, as
described in Exhibit (a)(1)(A).

Is it for me?
Participation is voluntary
Your option is eligible for amendment if:
- Option granted under either the Henry Birks &
Sons Inc. Employee Stock Option Plan or the
Mayor’s Jewelers, Inc. 1991 Amended Stock
Option Plan
-
Exercise price of options granted is equal to or
greater than $4.00 per share (in the currrency in
which such option was granted)

Is it for me? (cont.)
AND
-
Is outstanding and does not expire before the
date the offer expires
If you have more than one eligible option grant,
you can choose to amend one or more grants
-
You cannot choose to amend part of a grant
In your paperwork is a schedule that shows your
option grants that are eligible for amendment

Am I eligible to participate?
Am I eligible to participate?
You can participate in this offer only if you are an
eligible employee.  You are an “eligible
employee” if:
-
You are an employee of Birks or its
subsidiaries;
-
You hold eligible options through the date this
offer expires; and
-
You remain an employee of Birks or its
subsidiaries through the date this offer expires
and the date your options are amended.

How many shares do I get if I amend
and what is the exercise price?
Exchange ratio depends on the exercise price of
your eligible option
The exercise price of your amended option will
be the greater of US$1.00 or the closing price
(BMJ) + 7% on the amendment date (expected
to be April 16, 2010)
5 to 1
20 to 1
$4.01 to $10.00
Over $10.00
The Exchange
Ratio is
If Exercise Price of Eligible
Option is

What happens to my vesting?
The vesting schedule of your amended options
will not change from that of your eligible options
prior to the amendment.  Therefore, if all of your
options have vested, the amended options will
be fully vested.

Risks related to the offer
Risks related to the offer
If the price of our Class A voting shares increases after
the date on which your options are amended, your
original options might be worth more than the amended
options.
You may be exposed to currency exchange risk
depending on the exchange rate at the time you exercise
your options.
The amended options will contain new provisions that
give the administrator of the Plans more flexibility in the
event of a Change in Control, which could adversely
affect your rights under the options.
If you do not participate in the offer and we engage in a
Going Private transaction, you will not be entitled to
receive cash upon exercise of your options and you may
have difficulty in selling the shares you receive upon
exercise of your options.

How do I amend and when?
If you wish to amend one or more of your eligible
options grants
-
You must complete the election form included in
your paperwork:
SEE EXHIBIT (a)(1)(C)
-
You must e-mail or fax Hélène Delaney at
hdelaney@birksandmayors.com or (514) 397-
2537

11 How do I amend and when? (cont.) - OR hand deliver to Hélène BUT YOU MUST GET A SIGNED RECEIPT FROM HÉLÈNE!!! You have until April 16, 2010 at 5:00 p.m. EST to turn in your election form.